Item 77(i) – Terms of New or Amended Securities

AMENDMENT TO DECLARATION AND AGREEMENT OF TRUST

In response to Sub-Item 77i(b), Amendment to Declaration and Agreement of Trust, effective as of November 6, 2014, of Lord Abbett Equity Trust, a Delaware statutory company, authorized and established three new classes of shares; such new classes were designated Class R4, Class R5, and Class R6 shares.

The Amendment to Declaration and Agreement of Trust is hereby attached as Item 77Q1(d).